The Atlantic Building 950 F Street, NW Washington, DC 20004-1404 202-239-3300 | Fax: 202-239-3333
David J. Baum	Direct Dial: 202-239-3346	Email: david.baum@alston.com
July 11, 2018

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Stephan Packs

Re:	Broadstone Real Estate Access Fund, Inc. (the “Fund” or “Registrant”) File Numbers 333-220955, 811-23303

Dear Mr. Packs:

On behalf of our client, Broadstone Real Estate Access Fund, Inc., a Maryland corporation (the “Registrant”), we submitted on November 15, 2017 an application (the “Application”) seeking an order (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act, (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 of the Act, and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Registrant to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution fees and/or service fees with respect to a certain class. On February 27, 2018, we submitted on behalf of the Registrant an amendment to the Application.

Further to the telephone and e-mail conversations of May 31, 2018 between our law firm and the staff of the Securities and Exchange Commission’s Division of Investment Management, we are writing on behalf of the Registrant to request that the Commission consent to the withdrawal of the Application and that the Commission take no further action with respect thereto.

We appreciate the time and attention that you and your colleagues have spent on this matter. Should you have any questions, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

cc:	David Marcinkus, Branch Chief

Nadya Roytblat, Assistant Chief Counsel

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